Exhibit 12.1

Ratio of Earnings to Fixed Charges

	For Years Ended
	October 31, 2016	October 31, 2015	October 31, 2014	October 31, 2013	October 31, 2012
Earnings:
Add:
Income from continuing operations before taxes	$544	$480	$229	$293	$237
Fixed Charges	92	87	128	125	117
Total	$636	$567	$357	$418	$354
Fixed Charges:
Interest expense	71	65	107	105	99
Estimate of interest within rental expense (1)	20	21	18	18	16
Amortization of capitalized expenses related to indebtedness	1	1	3	2	2
Total	92	87	128	125	117
Ratio of earnings to fixed charges	6.91	6.52	2.79	3.34	3.03

(1) We estimate one-third of our total rental expense to be related to interest.